UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Nevada	85-3754960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2025.

Overview

Connect Invest II LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering two series of promissory notes (collectively, the “Notes”), with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in October 2020 and, as of June 30, 2025, has issued an aggregate of $47,280,606 of Notes. We will use all the proceeds from the issuance of the Notes to fund the real estate loans, and as of June 30, 2025, we have funded $47,160,500 of real estate loans. We generate revenue from interest earned on the real estate loans that we hold for investment. The Company is currently engaged in an offering of an aggregate principal amount of $75 million of its Notes, consisting of (1) Series A Notes, with a six- month maturity date, (2) Series B Notes, with a 12-month maturity date and (3) Series C Notes, with a 24-month maturity date. The Company is no longer offering additional Series A Notes for sale.

The statement of operations data set forth below with respect to the six-month periods ended June 30, 2025 and June 30, 2024 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and the notes thereto contained elsewhere in this Offering Statement.

Revenue

Revenue increased $655,657 to $1,149,298 for the six months ended June 30, 2025, as compared to $493,641 for the six months ended June 30, 2024. This increase was primarily due to the increase in interest income from the real estate loans acquired with the proceeds of the Note sales.

Net Loss

Net loss decreased by $1,114,755 to $(78,051) for the six months ended June 30, 2025, as compared to $(1,192,806) for the six months ended June 30, 2024. This increase in net loss was attributable to increases in provisions for credit losses, asset management fees and professional expenses resulting from increased sales of Notes and the resulting increased purchase of real estate loans with the proceeds of the Note sales.

Cost of Revenue

Cost of revenue decreased by $556,023 to $958,997 for the six months ended June 30, 2025, as compared to $1,515,020 for the six months ended June 30, 2024. This decrease in cost of revenue was attributable to a decrease in provisions for credit losses resulting from the decrease in real estate loans acquired in the first six months of 2025 as compared to the first six months of 2024.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of June 30, 2024, the Company has issued $26,432,604 in aggregate principal amount of Notes and its total operating assets consist of $218,681 in cash and $26,336,857 in real estate loans. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 2.	Other Information

None

Item 3.	Financial Statements

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

CONNECT INVEST II LLC

JUNE 30, 2025

CONNECT INVEST II LLC

BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS
ASSETS:
Cash	$218,681	$817,591
Loans Receivable, net of allowance for credit losses	26,200,425	15,072,296
Interest Receivable	221,046	124,963
Due from Connect Invest Corporation	—	72,568

TOTAL ASSETS	$26,640,152	$16,087,418

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:
Accounts Payable	$10,100	$—
Interest Payable	187,086	116,412
6 month Notes Payable	11,166,872	3,935,790
12 month Notes Payable	6,563,110	3,735,865
24 month Notes Payable	8,702,622	8,328,027
Due to Connect Invest Corporation	88,413	—
Total Liabilities	26,718,203	16,116,094

MEMBER'S DEFICIT	(78,051)	(28,676)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$26,640,152	$16,087,418

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF OPERATIONS AND MEMBER'S DEFICIT

	For the six months ended
	June 30,
	2025	2024
REVENUE
Interest income from loans	$1,149,298	$493,553
	—	88
	1,149,298	493,641

COST OF REVENUE
Interest expense on note payables	901,351	243,658

Net Interest Income	247,947	249,983
Less: Provision for credit losses	(57,646)	(1,271,362)
Net interest income (loss) after provision for credit losses	190,301	(1,021,379)

EXPENSES

Marketing	—	2,480
Advertising and promotion	—	3,570
Asset management fees	99,569	42,697
Professional fees	51,465	41,617
Total Expenses	151,034	90,364

OTHER INCOME
Other income	2,784	—

NET LOSS	42,051	(1,111,743)

MEMBER'S EQUITY/(DEFICIT)
Beginning of Year	(28,676)	(61,894)
Distributions	(108,463)	(45,790)
Contributions	17,037	26,621

MEMBER'S DEFICIT
End of Period	$(78,051)	$(1,192,806)

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income/(Loss)	$42,051	$(1,111,743)
Operating expenses paid by member	—	—

Provision for credit losses	57,646	1,271,362

Change in assests and liabilities
Due from Connect Investment Corporation	72,568	(64,258)
Interest receivable	(96,083)	(38,525)
Prepaids	—	7,656
Accounts payable	10,100	18,122
Due to Connect Invest Corporation	88,413	(40,963)
Interest payable	70,673	—
Total adjustments to reconcile net loss	145,671	(117,968)

NET CASH RECEIVED (USED) IN OPERATING ACTIVITIES	$245,368	$41,651

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from loan receivable redemptions	$—	$1,401,989
Purchases in loans	(11,185,775)	(6,376,300)

NET CASH USED IN INVESTING ACTIVITIES	$(11,185,775)	$(4,974,311)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sales of note payables	$17,404,352	$9,345,595
Payments on redemptions of note payables	(6,971,429)	(4,287,368)
Member contributions	17,037	26,621
Member distributions	(108,463)	(45,790)

NET CASH PROIVDED BY FINANCING ACTIVITIES	$10,341,497	$5,039,058

NET INCREASE IN CASH	(598,910)	106,398

CASH - at beginning of year	817,591	30,101

CASH - at end of the six months period	$218,681	$136,499

Cash paid for interest	$830,677	$225,536

NON-CASH FINANCING ACTIVITIES:
Member contributions	$—	$—

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - Management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The Company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis.

The Company has $26,336,857 in loans receivable, through trust deeds at Ignite Funding, LLC on June 30, 2025. Interest income earned totaled $1,149,298 for the six months ended June 30, 2025.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Interest Receivable – The Company made the accounting elections of ASC 326-20-30-5A and ASC 326-20-35-8A. At the class of financing receivable level, the Company elected to write off the uncollected accrued in interest receivable balance by reversing interest income in a timely manner and not to measure any allowance for credit losses for accrued interest receivables.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments, loans receivable, note payables and accounts payable approximated fair value due to the short maturity of those instruments.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The member is not liable for the debts, obligations, or liabilities of the Company.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loans Receivable - The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses - Loans - The Company invests in first position trust deeds with Ignite Funding, LLC (Ignite).

The Company has observed Ignite’s portfolio over the past ten years as it has similar risk characteristics. Management believes that Ignite’s most recent ten year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent five year period is 0.25%. The analysis is based on the assumption that Ignite’s historical loss figure from 2024 remains constant for 2025, but the Company has no way to confirm that figure because Ignite no longer publishes that information. The Company has also observed the loss rates of comparable financial institutions. The Company uses these historical data points to develop their allowance. Reasonable and supportable forecasts were considered in this analysis.

Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates. As part of this analysis, the Company observed that real estate values in the community have increased, and the unemployment rates have decreased as of the current reporting period date.

The expected loss rate applied to the amortized cost basis of the loan portfolio is 4.18% as of June 30, 2025, and there is no adjustment for the current conditions and reasonable and supportable forecast. Accordingly, the allowance for expected credit losses on June 30, 2025 totaled $136,432.

The following is an analysis of the allowance for credit losses for loans receivable:

	June 30,	December 31,
	2025	2024
Balance at beginning of year	$78,786	$124,681

Provision for credit losses	57,646	(45,895)

Balance at end	$136,432	$78,786

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

The Company similarly analyzes credit risk between commercial or residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company to further review for the internal analysis. The Company reviews the loan to value and loan to costs which are provided in the underwritten documents. The ratios are taken into consideration when conducting internal analysis. The Company does not use credit quality indicators.

If there is a problem in relation to a loan or a borrower, Ignite Funding will notify the Company immediately.

Determining if a loan is past due reverts to the individual loan documents. The documents have specific set parameters agreed to by the borrower. If payment is not met anytime due to the terms of the agreement, the loan will be put in the past due status.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable and has elected to write off uncollectible accrued interest receivables by reversing interest income or recognizing credit loss expense or a combination of both.

As of June 30, 2025, the amount of loan receivables in default was $1,101,238.

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. As of June 30, 2025, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At June 30, 2025, the Company’s uninsured cash totaled $-0-.

Note Payables - Note Payables are recorded at their cost value and categorized based on their respective maturity dates.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

NOTE 2 – LOANS RECEIVABLE:

The Company records its investments in loans receivable at amortized cost. The interest rates range from 10% to 13.75%. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. Except for the defaulted notes disclosed in Note 1, no loans were past due or not accruing interest as of June 30, 2025.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

NOTE 3 – NOTE PAYABLES:

Note payables consists of six, twelve, and twenty-four month notes with interest rates ranging from 7.5% to 9%. The payments on the note payables are interest only with a balloon payment of principal payable in full at the term for the loan. As of June 30, 2025, the balance of note payables totaled $26,432,604. The scheduled maturities of note payables as of June 30, 2025 is as follows:

Maturity Year	Amount
2025	$11,166,872
2026	9,983,112
2027	5,282,620
Thereafter	—
$26,432,604

The interest rates by note payables are as follows:

Note Type	Issued in 2023 Interest Rate	Issued in 2024 Interest Rate	Issued in the first six months of 2025 Interest Rate
3-Month	N/A	N/A	N/A
6-Month	7.5%	7.5%	7.5%
9-Month	N/A	N/A	N/A
12-Month	8.0%	8.0%	8.0%
24-Month	9.0%	9.0%	9.0%

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite) a related party. As of June 30, 2025, the Company had $26,336,857 in loans receivable serviced by Ignite. The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies.

Effective June 1, 2025, the Company appointed Connect Invest Corp. as its manager. Connect Invest Corp. and iManagement Group, LLC are affiliates and share the same management team. For the six months ended June 30, 2025 the Company paid total management fees of $99,569, of which $79,634 was paid to iManagement Group, LLC for services rendered from January through May, and $19,935 was paid to Connect Invest Corp. for services rendered in June.

NOTE 5 – SUBSEQUENT EVENTS:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 19, 2025, the date that the financial statements were available to be issued.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*

_________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on September 26, 2025.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer	September 26, 2025
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Vice President-Accounting (Principal Financial Officer and Principal Accounting Officer)	September 26, 2025
Mason Weiler